LENNOX INTERNATIONAL INC.
2140 Lake Park Blvd.
Richardson, Texas 75080
August 4, 2009
United States Securities and Exchange Commission
100 F Street, N.E., Stop 4010
Washington, D.C. 20549
RE: Lennox International Inc.
This letter contains our response to the comment provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 24, 2009 (the “Comment Letter”). For your convenience, we have repeated the comment of the Staff in bold typeface exactly as given in the Comment Letter and below the comment is our response.
Form 10-K for the Year Ended December 31, 2008
Item 15 — Exhibits, Financial Statement Schedules, page 96
1.	We note your response to comment 1 of our letter dated July 20, 2009. Please be advised that you may redact information from your filing pursuant to an application for confidential treatment filed under Exchange Act Rule 24b-2 and that Rule 24b-2 sets forth the exclusive means for obtaining confidential treatment of information contained in a document filed that would be exempt from disclosure under the Freedom of Information Act. Failure to comply with either the substantive or procedural aspects of the Commission confidential treatment process may result in a denial of an application.

Response:

We will file a complete copy of the credit agreement that includes the omitted schedules and exhibits with our upcoming quarterly report on Form 10-Q for the period ended June 30, 2009.
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If you have any questions or comments regarding this memorandum, please contact Roy Rumbough, our Interim Chief Financial Officer, at 972-497-5520.
Lennox International Inc.